222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES

May 23, 2014

VIA EDGAR

Securities and Exchange Commission

Attn: Christina Fettig and James O’Connor

100 F Street N.E.

Washington, D.C. 20549

Re:	Nuveen Funds - Change of Control Proposals

To the Commission:

This correspondence relates to each of the filings set forth on Appendix A, which have been filed on behalf of certain Nuveen closed-end funds and certain First American Fund closed-end funds (each, a “Fund”). Each filing includes, among other proposals, proposals relating to approval of the investment advisory and/or sub-advisory agreements for the Funds (the “Change of Control Proposals”). These approvals are being sought in connection with a change of control of Nuveen Investments, Inc. (“Nuveen”), the parent company to Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”) and Nuveen Asset Management, LLC (“Nuveen Asset Management”). Nuveen Fund Advisors serves as investment adviser, or sub-adviser in the case of the First American Funds, to each Fund. Nuveen Asset Management serves as sub-adviser to each Fund.

The Change of Control Proposals are based on a template for all Nuveen Funds, which are being filed by proxies on Schedule 14A simultaneously with or in close proximity to the filings set forth on Appendix A. Because the filings in Appendix A also include proposals related to another transaction in addition to the Change of Control Proposals (generally a merger), there are some differences from the standard proxy template. To facilitate the staff’s review of these similar filings, we have provided a summary of the differences between the Standard Proxy Template, Nuveen Reorg Template (all Nuveen Fund mergers or reorganizations) and the First American Fund Template (adoption of the First American Funds) (Appendix B).

Please contact the undersigned at (312) 609-7661 if you have questions or comments regarding this correspondence or these filings.

Very truly yours,

/s/ Deborah Bielicke Eades
Shareholder

DBE

Appendix A

Funds	Transaction/ Filing Type	Shareholder Proposals

1.      Diversified Real Asset Income Fund

         [CIK: 0001598085, 811-22936]

American Strategic Income Fund Inc.

American Strategic Income Fund Inc.—II

American Strategic Income Fund Inc.—III

American Select Portfolio Inc.

	Shell Fund Merger; Form N-14	Annual Meeting: Election of Board Members Special Meeting: Proposals Related to the Merger; Change of Control Proposals
2. Nuveen Minnesota Municipal Income Fund [CIK: 0001607997, 811-22967] First American Minnesota Municipal Income Fund II, Inc. Minnesota Municipal Income Fund Inc.	Shell Fund Merger; Form N-14	Annual Meeting: Election of Board Members Special Meeting: Proposals Related to the Merger; Change of Control Proposals
3. Nuveen Investment Quality Municipal Fund, Inc. [CIK: 0000862716, 811-06091] American Municipal Income Portfolio Inc.	Fund Merger; Form N-14	Annual Meetings: Election of Board Members Special Meetings: Proposals Related to the Merger; Change of Control Proposals
4. American Income Fund, Inc. [CIK: 0000838131, 811-05642]	Proxy Statement; Schedule 14A

Annual Meeting: Election of Board Members

Special Meeting: Proposals Related to the Nuveen Transition; Change of Domicile Proposal; Amendment to Articles of Incorporation Proposal; and Change of Control Proposals

5. Nuveen Dow 30SM Dynamic Overwrite Fund [CIK: 0001608742, 811-22970] Dow 30SM Enhanced Premium & Income Fund Inc. Dow 30SM Premium & Dividend Income Fund Inc.	Shell Fund Merger; Form N-14	Annual Meeting: Election of Board Members; Proposal Related to the Merger; and Change of Control Proposals
6. Nuveen NASDAQ 100 Dynamic Overwrite Fund [CIK: 0001608741, 811-22971] Nuveen Equity Premium Advantage Fund NASDAQ Premium Income & Growth Fund Inc.	Shell Fund Merger; Form N-14	Annual Meeting: Election of Board Members; Proposal Related to the Merger; and Change of Control Proposals

Funds	Transaction/ Filing Type	Shareholder Proposals
7. Nuveen Equity Premium Income Fund [CIK: 0001298699, 811-21619] Nuveen Equity Premium Opportunity Fund	Fund Merger; Form N-14	Annual Meeting: Election of Board Members; Proposals Related to the Merger; New Investment Objective Proposals; and Change of Control Proposals

8.      Nuveen New Jersey Dividend Advantage

Municipal Fund

[CIK: 0001087786, 811-09455]

Nuveen New Jersey Investment Quality

Municipal Fund, Inc.

Nuveen New Jersey Premium Income Municipal

Fund, Inc.

Nuveen New Jersey Dividend Advantage

Municipal Fund 2

	Fund Merger; Form N-14	Annual Meeting: Election of Board Members; Proposals Related to the Merger; and Change of Control Proposals

Appendix B

SUMMARY OF TEMPLATE DIFFERENCES

	STANDARD PROXY TEMPLATE	NUVEEN N-14 TEMPLATE	FIRST AMERICAN FUNDS N-14 TEMPLATE
Covered Funds	All Nuveen Open- and Closed-End Funds other than those using the Nuveen Reorg Template or the First American Funds Template	Nuveen Funds participating in a merger	First American Funds and Nuveen Funds (newly formed shells) participating in a merger related to the adoption of the First American Funds
Filing Type	Schedule 14A	Form N-14	Form N-14; Schedule 14A1
Change of Control Proposals	All Funds Approval of Investment Advisory Agreement with Nuveen Fund Advisors	Target Funds; Acquiring Funds (other than shell fund) Approval of Investment Advisory Agreement with Nuveen Fund Advisors	Not applicable – Nuveen does not serve investment adviser

1 In addition to the N-14s, there was one proxy filed on Schedule 14A for American Income Fund pursuant to which shareholders will be asked to consider a number of proposals related to transition of advisory services to Nuveen including new advisory and sub-advisory agreements, change of name, and a change of domicile. The disclosure in that document parallels the N-14 disclosure for the First American N-14s; however, it includes a number of new defined terms and required the approval of both Pre-Nuveen Transition Agreements and Post-Nuveen Transition Agreements.

	All Funds Approval of Sub-Advisory Agreement with Nuveen Asset Management or third-party Sub-Adviser	Target Funds; Acquiring Funds (other than shell fund Approval of Sub-Advisory Agreement with Nuveen Asset Management or third-party Sub-Adviser	Target Funds Approval of Sub-Advisory Agreement between US Bank Asset Management (USBAM) and Nuveen Fund Advisors Approval of Sub-Advisory Agreement between USBAM and Nuveen Asset Management
Acquiring Fund (other than shell fund) Approval of Investment Advisory Agreement with Nuveen Fund Advisors Approval of Sub-Advisory Agreement with Nuveen Asset Management
Disclosure – Background and Introduction	Standard Template	Substantially identical to Standard Template with respect to description of Nuveen and Change of Control Transaction; description of proposals and defined terms vary	Substantially identical to Standard Template with respect to description of Nuveen and Change of Control Transaction; description of proposals and defined terms vary

Disclosure – Summary of Agreements	Standard Template – based on Nuveen form of agreements	Substantially identical to Standard Template; variances for description of third-party sub-adviser contracts

For Acquiring Fund, substantially identical to Standard Template

For Target Funds, description of Target Fund Agreements is based on USBAM form of agreements and therefore differs from Standard Template

Disclosure – Section 15(f) Discussion	Standard Template	Identical to Standard Template	Identical to Standard Template, expect 15(f) commitment language is customized for First American Funds
Disclosure – Interim Agreements	Standard Template	Identical to Standard Template	Identical to Standard Template
Disclosure – Multiple Outcomes	Not applicable	Additional language regarding potential outcomes (i.e., merger occurs before change of control and vice versa)	Additional language regarding potential outcomes (i.e., merger occurs before change of control and vice versa)
Disclosure – Board Considerations	Standard Template	Identical to Standard Template

For existing Nuveen Acquiring Fund, identical to Standard Template

Considerations of First American Fund Boards are identical to each other, but differ from considerations of Nuveen Board in Standard Template